November 25, 2025

Kent B. Wilson
Chief Executive Officer
BrooQLy Inc.
3753 Plaza Dr.
Ann Arbor, MI 48108

       Re: BrooQLy Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 25, 2025
           File No. 333-289720
Dear Kent B. Wilson:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 16,
2025 letter.

Form S-1 filed September 24, 2025
Properties, page 62

1. Please file your lease agreement as an exhibit. Refer to Item 601(b)(10)(ii)(D) of
       Regulation S-K.
Financial Statements for the Six Months Ended June 30, 2025
Notes to the Financial Statements
Note 4 - Business Combinations, page F-21

2.     In your response to prior comment 11 you state that the Company   s
common stock
       traded on OTC Pink prior to April 1, 2025, with 8,400 shares traded in the 30-day period leading up to the acquisitions. Please clarify how you determined fair value
 November 25, 2025
Page 2

       using acquisition-date quotations and explain why you believe the quotations are based on an active market for your stock given its very low trading volume. Refer to definition of active market in ASC 820-10-20. In this regard, we note that there was no activity after a 300 trade on March 17, 2025. Refer to ASC 820-10-35-54C(a) and
       805-30-30-7. Further, it appears that only a nominal percentage of the shares that traded in the 30-day period traded at $.95 a share while the remainder traded at significantly lower prices. In addition, tell us how your valuation is reasonable considering that the Class B shares of common stock, which have no voting rights, were not being quoted on the OTC at the acquisition date since they are a different class of common stock. Please consider that if a quoted price in an active market is not available, other valuation methods or techniques should be utilized to determine the fair value of your shares as of the acquisition date.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.
Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Park Lloyd